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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Irving
Bonnie Baynes Jessica Livingston David Lin Division of Corporation Finance Office of Crypto Assets

Re:	GSR II Meteora Acquisition Corp. Revised Preliminary Proxy Statement on Schedule 14A Filed May 12, 2023 File No. 001-41305

To the addressees set forth above:

On behalf of our client, GSR II Meteora Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 26, 2023 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission by the Company on May 12, 2023. Concurrently with the filing of this letter, the Company has filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

June 8, 2023

Preliminary Proxy Statement on Schedule 14A

General

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. In addition, update applicable disclosure and relevant management’s discussion and analysis as appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Proxy Statement to include updated financial information, including the addition of the financial statements and the notes thereto as of and for the three months ended March 31, 2023, for each of the Company and Bitcoin Depot.

2.

We note your response to prior comment 3 and reissue it in part. Please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that anyone or any entity involved in the transaction is not, is not controlled by, and has no substantial ties with a non-U.S. person.

Business of Bitcoin Depot

Gemini, page 246

3.

We note your response to our prior comment 7. Please revise to disclose why you hold USD balances at Gemini and how those balances are utilized. Please also discuss, to the extent material, any risks associated with maintaining USD balances at Gemini that are not federally insured in light of Gemini’s status as a creditor in the Genesis bankruptcy.

June 8, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Bitcoin Depot holds USD on Gemini because Bitcoin Depot trades USD for BTC on the Gemini exchange periodically to facilitate its just-in-time replenishment of BTC to sell to its users. In order to purchase BTC on the Gemini exchange Bitcoin Depot must hold USD with Gemini prior to completing the trade for BTC (i.e., USD must be deposited into the fiat wallet before a purchase can be made on the exchange). The Company has revised the disclosure on page 250 to include this additional detail in the existing disclosure. The Company acknowledges that there are risks associated with holding USD on the Gemini exchange as these funds are not insured. Bitcoin Depot continues to monitor the financial health of Gemini and other key vendors and limit its exposure as necessary. Bitcoin Depot has turned over the balance of USD on Gemini multiple times since the events involving Genesis and the general banking crisis indicating that Bitcoin Depot has not had any restrictions accessing or using the cash held at Gemini. The Company has further updated the risk factors on page 78 to reflect the risks associated with holding USD on cryptocurrency exchanges.

June 8, 2023

We hope to mail early next week and hold the special meeting by the end of June.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:

Gus Garcia, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Lewis Silberman, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Thomas Laughlin, Esq., Kirkland & Ellis LLP

Matthew Pacey, Esq., Kirkland & Ellis LLP